SMSA KATY ACQUISITION CORP.
174 FM 1830
Argyle, Texas  76226
972-233-0300

November 30, 2010

United States Securities and Exchange Commission
Duc Dang
Attorney-Advisor
100 F Street, NW
Washington, D.C. 20549

Re:	SMSA Katy Acquisition Corp.
Amendment No. 1 to
Registration Statement on Form 10
Originally Filed October 27, 2010
File No. 000-54092

Dear Mr. Dang:

This letter is in response to the comments in the Staff’s letter (the “Comments”) dated November 23 2010 regarding the filing of SMSA Katy Acquisition Corp. (the “Company”) Registration Statement on Form 10 originally filed on October 27, 2010.  We have filed on November 30, 2010 with the Commission Amendment No. 1 to  the Registration Statement on Form 10.  We have revised the Form 10 filing on November 30, 2010 in response to the Staff’s Comments.  We have restated each Staff comment (in bold) and then provided our response to the Comment.  We have updated the other information in the Registration Statement to a current date.  The Company supplementally advises the Staff as follows:

Note E – Summary of Significant Accounting Policies, page F-11

1.
We note your response to comment 13 that Mr. Halter, HFG or HFI have not devoted any significant time or services to Katy’s business operations as of the date of filing the form 10 registration statement.  Please revise your Form 10 to include disclosure similar to your supplemental representations to us.

Response:

We have added the following disclosure at the end of paragraph 6 on page 9:  Neither Mr. Halter, HFG or HFI have devoted any significant time or services to our business operations as of the date of filing this registration statement with the Commission.

____________________
November 30, 2010

SMSA Katy Acquisition Corp. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact our counsel, Richard Goodner at telephone number 214-587-0653 or fax 817-488-2453.

Sincerely,

Timothy P. Halter

/s/ Timothy P. Halter

President, Chief Executive Officer
And Chief Financial Officer